

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Daniel Dror
Chairman of the Board and CEO
Brenham Oil & Gas Corp.
601 Cien Street, Suite 235
Kemah, TX 77565-3077

> **Re: Brenham Oil & Gas Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 6, 2011**
> **File No. 333-169507**

Dear Mr. Dror:

We have reviewed your response letter, filed February 23, 2011, and your proposed revisions, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1, Filed January 6, 2011

General

1. Although your disclosure is incomplete and does not include current financial statement information, we are providing you with comments based upon a summary and preliminary review of your responses. We may have additional comments once you file a complete response to all prior comments. With your next amendment, which also must include current financial statement information, please be sure to address in writing all the concerns we expressed by telephone conference.

2. You will substantially expedite the staff's review if you provide a precisely marked version of the amendment which accurately reflects all changes to the text. For example, in response to prior comment 3 from our letter to you dated January 28, 2011, you have added the prominent caption "Rescission Offer" on the cover page, but you have not marked the same as new text. Similarly, you mark as new text disclosures on the cover page even though they are unchanged. If you provide supplemental courtesy copies, we suggest that you use colored highlighting to reflect text that has changed from the version you submitted to us on February 23, 2011.

3. Rather than referring in general terms to a registration statement having been filed, make clear that this registration statement registers a rescission offer because you distributed shares without an effective registration statement. The current text on the cover page is less than clear in that regard.

4. You refer to Spin Off Purchase Price in the first paragraph under Prospectus Summary, rather than the defined term "Rescission Offer Purchase Price." Please review the filing to eliminate inconsistent disclosures.

5. We remind you of prior comments 1 and 2 from our letter to you, dated October 18, 2010.

6. Please update the financial statements and related information in compliance with Item 8-08 of Regulation S-X.

7. Disclose your liquidity as of the latest practicable date, and make clear how much cash, including allowances for accrued interest, you will require in the event that all offerees accept your rescission offer. Also file as an exhibit any agreement with American to cover your expenses, as discussed in new text under Item 13.

8. Please revise disclosure at pages 10 and 42 (Note 5) to clarify the details of the spin-off transaction, your status as a wholly owned subsidiary, and the timing and effect of the actual distribution of the spun-off shares.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 24

9. We reissue prior comment 9 from our letter to you dated January 28, 2011, and we reissue in its entirety prior comment 11 from our letter to you dated October 18, 2010. We also note that the materials you provide us appear to be in draft form, including notes regarding additional information or opinions that may be forthcoming. Once you provide the required disclosure in final form, along with all required exhibits, we may have additional comments.

10. Expand your disclosures with respect to section 355 to clarify its potential applicability and the implications for the reader.

Determination of Offering Price, page 26

11. Expand the determination of offering price disclosure with regard to both the rescission amount and the resale price.

Directors and Executive Officers, page 50

Biographical Information, page 50

12. Revise Mr. Dror's sketch to indicate the principal business conducted by Hammonds Industries, now known as Delta Seaboard.

Executive Summary Compensation Table, page 52

13. Please provide narrative disclosure to your summary compensation table pursuant to Item 402(o) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 53

14. We note your responses and re-issue prior comment 7 from our letter to you, dated January 28, 2011. Please indicate Mr. Faiwuszevicz's affiliation with Brenham Oil.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551- 3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878, or in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

CC: Richard Rubin
       Fax: (212) 658-9867